Capitalisation and Indebtedness
Exhibit 99.1

The following table sets out the Barclays Bank Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 31 December 2024.

2024
As at 31 December	(000)
Share Capital of Barclays Bank PLC
Ordinary shares - issued and fully paid shared of £1 each	2,342,559
Preference shares - issued and fully paid shares of U.S.$100 each	58
Preference shares - issued and fully paid shares of €100 each	32

£m
Group equity
Called up share capital and share premium	2,348
Other equity instruments	9,604
Other reserves	(1,302)
Retained earnings	48,570
Total equity	59,220
Group indebtedness
Subordinated liabilities	41,875
Debt securities in issue	35,803
Total indebtedness	77,678
Total capitalisation and indebtedness	136,898
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	16,814
Performance guarantees, acceptances and endorsements	9,751
Total contingent liabilities	26,565
Documentary credits and other short-term trade related transactions	1,433
Standby facilities, credit lines and other commitments	352,344
Total commitments	353,777
Barclays Bank PLC 2024 Annual Report on Form 20-F